Exhibit 99.2

GOLD ROYALTY CORP.

(the “Company”)

Annual General Meeting February 9, 2022

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on February 9, 2022 (the “Meeting”) and the outcome of such votes.

	Description of Matter	Votes For	Votes Withheld
1.	Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:
	a. David Garofalo	41,130,249	1,834,737
	b. Warren Gilman	39,506,797	3,458,189
	c. Amir Adnani	37,556,989	5,407,997
	d. Ken Robertson	42,451,141	513,845
	e. Alan Hair	41,032,657	1,932,329
	f. Glenn Mullan	36,332,140	6,632,846

2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	52,992,465	165,218

Date: February 10, 2022